February 1, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: April Sifford

Re:	Patterson-UTI Energy, Inc.
Form 10-K for Fiscal year Ended December 31, 2005
Filed March 30, 2006
File No. 000-22664
Dear Mesdames and Sirs:
     By letter dated January 24, 2007, Patterson-UTI Energy, Inc. (“the Company”) received the Staff’s comment relating to the Company’s response to the Staff’s comment letter submitted January 11, 2007 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. The following numbered paragraph repeats the comment for your convenience, followed by our response to that Comment.
Form 10-K for the Fiscal Year Ended December 31, 2005
Notes to Consolidated Financial Statements, page F-1
Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9
1. We note from your response to comment 3 of our letter dated December 27, 2006 that mobilization fees represent less than 10% of total drilling revenues and that you recognize mobilization fees upon completion of moving and rig up. Please disclose your policy in regards to the capitalization and amortization of mobilization costs (e.g., clarify whether you defer mobilization costs and recognize them over the contract period or whether you expense them as incurred) to the extent your mobilization costs are material. Explain to us how your policy is consistent with GAAP.
     We believe that SOP 81-1 governs the accounting for our drilling contracts. Our drilling contracts are typically short-term in nature and, in fact, the average number of days for us to drill a well during 2005 was approximately 22 days. Mobilization costs are expensed as incurred and mobilization fees are recognized when the services are rendered. This approach matches these non-refundable fees and the related expenses within the same accounting period. We do not capture our internal transportation costs on a contract-by-contract basis as the effort to do so is prohibitive. Given the large volume of individually immaterial short-term contracts, we do not believe that our recognition methodology for mobilization produces results materially different than that produced by a strict application of the deferral method described in SOP 81-1.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact me at 214-360-7800.

Very truly yours,

/s/ John E. Vollmer III

John E. Vollmer III
Senior Vice President-Corporate Development
Chief Financial Officer, Secretary and Treasurer